3/21


06012731

82- SUBMISSIONS FACING SHEET


Follow-Up
Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AES Tietê S.A.

*CURRENT ADDRESS 158 Rua Lourenço Marques
2° andar
São Paolo, Postal Code (CEP) 04547-100
Brazil

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 21 2006
THOMSON
FINANCIAL

FILE NO. 82- 4978 FISCAL YEAR 12/31/04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 4/20/06

82-4978

AR/S
12-31-04

Financial Statements

AES Tietê S.A. and Subsidiary Company

December 31, 2004 and 2003
with Report of Independent Auditors

AES TIETÊ S.A. AND SUBSIDIARY COMPANY

FINANCIAL STATEMENTS

December 31, 2004 and 2003

Contents

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
AES Tietê S.A.

1. We have audited the accompanying balance sheets (Company and Consolidated) of AES Tietê S.A. and subsidiary as of December 31, 2004, and the related statements of income, shareholders′ equity and changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. We conducted our audits in accordance with generally accepted auditing standards in Brazil which comprised: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company; (b) the examination, on a test basis, of documentary evidence and accounting records supporting the amounts and disclosures in the financial statements, and; (c) an assessment of the accounting practices used and significant estimates made by management, as well as an evaluation of the overall financial statement presentation.

3. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AES Tietê S.A. at December 31, 2004, and the results of its operations, changes in its shareholders' equity and changes in its cash position for the year then ended, in conformity with accounting practices adopted in Brazil.

4. Our audit was conducted with the objective of issuing an opinion on the financial statements referred to in the first paragraph. The cash flow and value-added statements (Company), presented to provide additional information on the Company, are not required as part of the financial statements. Said statements were submitted to the audit procedures described in paragraph 2 and, in our opinion, are fairly presented, in all material respects, in relation to the overall financial statements.

5. As detailed in Note No. 22 to the financial statements, during 2002 and the first half of 2003, the Company adjusted the amounts related to sale and purchase of energy, made within the spot market (MAE), recorded in the period from September 1, 2000 to December 31, 2002. After adjustments, accumulated sales for the period totaled R$ 49,573 thousand and accumulated purchases totaled R$ 281,549 thousand, amounting to a net debt of R$231,976 thousand. These amounts were recorded based on data prepared and disclosed by MAE, and may be subject to changes that may arise from the outcome of legal actions filed by certain energy sector companies, mostly regarding the interpretation of market rules then prevailing. Until December 31, 2003, the amount of R$111,546 thousand had been settled. On January 20, 2004, the Company entered into agreements with most of its creditors for payment of the remaining net debt in the amount of R$120,430 thousand. The original renegotiated amount was R$ 116,273 thousand, representing 96.5% of the total debt. On December 31, 2004, the debt totaled R$92,297 thousand.

6. The audit of the financial statements for the year ended December 31, 2003, presented for comparison purposes, was conducted by other independent accountants who issued an unqualified opinion dated January 31, 2004 with an emphasis paragraph(s) on the matter mentioned in the previous paragraph.

São Paulo, January 14, 2005

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Aurivaldo Coimbra de Oliveira
Partner

AES TIETÊ S.A.

BALANCE SHEETS
December 31, 2004 and 2003
(In thousands of reais)

	Parent Company		Consolidated	
	2004	2003	2004	2003
	R$	R$	R$	R$
Assets				
Current assets				
Cash and banks	**453**	559	**497**	560
Short-term investments	**488,966**	265,624	**488,966**	265,745
Distributors	**76,419**	105,420	**76,419**	105,420
Accounts receivable from related parties	**90,558**	94,917	**90,558**	94,917
Deferred taxes and contributions	**65,506**	62,588	**65,512**	62,592
Recoverable taxes	**11,427**	29,922	**11,427**	29,922
Supplies	**1,185**	957	**1,185**	957
Other credits	**6,219**	6,776	**6,311**	6,865
Prepaid expenses	**2,323**	1,509	**2,323**	1,509
	743,056	568,272	**743,198**	568,487
Noncurrent assets				
Distributors	**89,677**	86,617	**89,677**	86,617
Accounts receivable from related parties	**-**	19,132	**-**	19,132
Deferred taxes and social contributions	**4,724**	53,843	**4,724**	53,843
Recoverable taxes	**161,938**	153,371	**161,938**	153,371
Guarantees and escrow deposits	**7,868**	3,985	**7,868**	3,985
Other credits	**17,285**	578	**18,088**	1,192
	281,492	317,526	**282,295**	318,140
Permanent assets				
Investment	**8,088**	8,199	**1,520**	1,520
Property, plant and equipment - net	**1,277,997**	1,323,352	**1,282,729**	1,328,031
Deferred charges	**23,120**	19,563	**24,153**	20,793
	1,309,205	1,351,114	**1,308,402**	1,350,344
Total assets	**2,333,753**	2,236,912	**2,333,895**	2,236,971

Liabilities

Current liabilities				
Suppliers	**47,409**	45,830	**47,413**	45,837
Payroll	**1,105**	391	**1,115**	400
Taxes and contributions	**47,986**	5,291	**47,986**	5,293
Accounts payable to Fundação Cesp	**6,241**	5,230	**6,241**	5,230
Loans and financings	**123,481**	99,774	**123,481**	99,774
Debt charges	**6,071**	6,080	**6,071**	6,080
Accrued liabilities	**10,817**	4,752	**10,817**	4,793
Provisions for litigations and contingencies	**18,923**	19,278	**18,976**	19,278
Proposed and declared dividends	**77,945**	87,668	**77,945**	87,668
Consumer charges payable	**7,540**	6,376	**7,540**	6,376
	347,518	280,670	**347,585**	280,729
Noncurrent liabilities				
Suppliers	**61,792**	89,319	**61,792**	89,319
Loans and financings	**1,431,016**	1,382,908	**1,431,016**	1,382,908
Accounts payable to Fundação Cesp	**18,914**	25,850	**18,914**	25,850
Provisions for litigations and contingencies	**16,193**	12,829	**16,193**	12,829
Estimated liabilities	**-**	1,594	**75**	1,594
	1,527,915	1,512,500	**1,527,990**	1,512,500
Shareholders' equity				
Capital	**147,416**	147,416	**147,416**	147,416
Capital reserves	**286,557**	286,557	**286,557**	286,557
Income reserve – legal	**24,347**	9,769	**24,347**	9,769
	458,320	443,742	**458,320**	443,742
Total liabilities and shareholders' equity	**2,333,753**	2,236,912	**2,333,895**	2,236,971

See accompanying notes.

AES TIETÊ S.A.

STATEMENTS OF INCOME
December 31, 2004 and 2003
(In thousands of reais)

	Parent Company		Consolidated	
	2004	2003	2004	2003
	R$	R$	R$	R$
Operating revenues				
Supply and transmission of electric power	1,048,231	813,673	1,048,304	813,850
Other revenues	2,000	1,636	2,000	1,636
Total gross operating revenues	1,050,231	815,309	1,050,304	815,486
Deductions from operating revenues (pis and cofins)	(69,457)	(36,467)	(69,490)	(36,494)
Net operating revenues	980,774	778,842	980,814	778,992
Cost of electric power service				
Personnel	(15,814)	(13,518)	(16,187)	(13,875)
Material	(1,847)	(2,144)	(1,899)	(2,166)
Outsourced services	(11,551)	(8,224)	(11,717)	(8,406)
Compensation for use of water resources	(35,535)	(32,438)	(35,535)	(32,438)
Electricity purchased for resale, connection charges and free energy	(78,068)	(58,124)	(77,752)	(57,951)
Depreciation and amortization	(63,176)	(63,877)	(63,300)	(63,949)
Operating provisions	-	(7)	-	(7)
Insurance	(5,834)	(3,142)	(5,834)	(3,142)
Other expenses	(22,891)	(21,109)	(23,031)	(21,148)
Total cost of electric power services	(234,716)	(202,583)	(235,255)	(203,082)
Gross operating income	746,058	576,259	745,559	575,910
Operating expenses				
General and administrative expenses	(26,471)	(22,966)	(27,062)	(23,124)
Other operating expenses	(5,504)	(5,212)	(5,537)	(5,221)
Result of service	714,083	548,081	712,960	547,565
Result of shareholding	(1,121)	(510)	-	-
Financial income (expenses)				
Income	35,178	16,032	35,199	16,048
Expenses	(157,585)	(142,188)	(157,604)	(142,198)
Monetary/exchange variations - net	(170,809)	(125,005)	(170,809)	(125,005)
Total	(293,216)	(251,161)	(293,214)	(251,155)
Operating result	419,746	296,410	419,746	296,410
Non operating result				
Revenues	59	403	59	403
Expenses	(46)	(24,092)	(46)	(24,092)
Total	13	(23,689)	13	(23,689)
Pretax income	419,759	272,721	419,759	272,721
Taxes				
Social contribution tax	(22,907)	(6,317)	(22,907)	(6,317)
Income tax	(62,302)	(18,933)	(62,302)	(18,933)
Deferred social contribution tax	(11,703)	(14,199)	(11,703)	(14,199)
Deferred income tax	(31,335)	(37,901)	(31,335)	(37,901)
Total	(128,247)	(77,350)	(128,247)	(77,350)
Net income	291,512	195,371	291,512	195,371
Earnings per thousand shares - in R$	3.11	2.09	3.11	2.09

See accompanying notes.

AES TIETÊ S.A.

STATEMENTS OF QUOTAHOLDERS' EQUITY
December 31, 2004 and 2003
(In thousands of reais)

	Capital	Capital reserves	Income reserve - Legal	Retained earnings	Total
	R$	R$	R$	R$	R$
Balance at December 31, 2002	147,416	286,557	-	-	433,973
Net income for the year	-	-	-	195,371	195,371
Legal reserve	-	-	9,769	(9,769)	-
Payment of dividends - RCA 8/12/03	-	-	-	(13,166)	(13,166)
Payment of dividends - RCA 10/24/03	-	-	-	(39,501)	(39,501)
Interest on shareholders´ equity- RCA 11/28/03	-	-	-	(45,500)	(45,500)
Dividends proposed by Management	-	-	-	(87,435)	(87,435)
Balance at December 31, 2003	**147,416**	**286,557**	**9,769**	**-**	**443,742**
Net income for the year	-	-	-	**291,512**	**291,512**
Legal reserve	-	-	**14,578**	**(14,578)**	-
Payment of dividends - RCA 7/19/04	-	-	-	**(66,625)**	**(66,625)**
Payment of dividends- RCA 11/10/04	-	-	-	**(89,809)**	**(89,809)**
Interest on shareholders' equity - RCA 11/10/04	-	-	-	**(43,000)**	**(43,000)**
Dividends proposed by Management	-	-	-	**(77,500)**	**(77,500)**
Balance at December 31, 2004	**147,416**	**286,557**	**24,347**	**-**	**458,320**

See accompanying notes.

AES TIETÊ S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
December 31, 2004 and 2003
(In thousands of reais)

	Parent Company		Consolidated	
	2004	2003	2004	2003
	R$	R$	R$	R$
SOURCES OF WORKING CAPITAL				
From operations:				
Net income	**291,512**	195,371	**291,512**	195,371
Depreciation and amortization	**63,449**	64,117	**63,574**	64,193
Monetary variation - noncurrent	**159,769**	109,386	**167,252**	109,386
Provision for litigations and contingencies	**3,364**	2,631	**3,696**	2,631
Sale of assets and rights	**74**	23,583	**284**	23,583
Noncurrent deferred taxes and social contributions	**30,249**	25,859	**30,249**	25,859
Equity pick-up	**1,121**	510	-	-
Total from operations	**549,538**	421,457	**556,567**	421,023
From third parties:				
Increase in loans and financings	-	-	**2**	-
Increase in estimated liabilities	-	1,594	**743**	1,594
Receipt of accounts receivable from related parties, net	**22,660**	34,300	**21,650**	34,300
Decrease in other credits	-	428	-	428
Transfer from current to noncurrent liabilities	-	89,319	-	89,319
Transfer from noncurrent to current assets	**15,096**	151,078	**7,243**	151,276
Total sources of working capital	**587,294**	698,176	**586,205**	697,940
APPLICATIONS OF WORKING CAPITAL				
Related parties	-	3,006	-	3,006
Judicial deposits	**3,883**	1,621	**3,883**	1,621
Increase in other credits	**16,707**	-	**16,896**	-
Increase in investments	**1,010**	273	-	-
Purchase of fixed assets	**17,668**	8,923	**17,844**	8,923
Increase in deferred charges	**4,056**	3,441	**4,070**	3,445
Paid dividends	**156,434**	52,667	**156,434**	52,667
Proposed dividends	**77,500**	87,435	**77,500**	87,435
Interest paid on shareholders' equity	**43,000**	45,500	**43,000**	45,500
Transfer from noncurrent to current liabilities	**159,100**	111,431	**158,723**	111,463
Total applications of working capital	**479,358**	314,297	**478,350**	314,060
Increase in working capital	**107,936**	383,879	**107,855**	383,880
Statement of increase in working capital				
Net current				
Current assets:				
At beginning of year	**568,272**	287,827	**568,487**	288,037
At end of year	**743,056**	568,272	**743,198**	568,487
	174,784	280,445	**174,711**	280,450
Current liabilities:				
At beginning of year	**280,670**	384,104	**280,729**	384,159
At end of year	**347,518**	280,670	**347,585**	280,729
	66,848	(103,434)	**66,856**	(103,430)
Increase (decrease) in working capital	**107,936**	383,879	**107,855**	383,880

See accompanying notes.

AES TIETÊ S.A.

NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003
(In thousands of reais – R$, except as stated otherwise)

1. Operations

AES Tietê S.A. (Company or Tietê), a publicly-traded company, authorized to operate as a public utility company to generate and sell electric power as an independent power producer, the activities of which are regulated and inspected by the National Electric Power Agency (ANEEL), linked to the Ministry of Mines and Energy, the related concession agreement having been executed on December 20, 1999 and being effective for a period of 30 years.

As set forth in the Privatization Public Notice, the holder of the Company's control group is jointly and severally obliged unto the Company, on an irrevocably and irreversibly basis, to expand the installed capacity of its generation system by at least 15%, over a period of eight years, as from the execution of the Concession Agreement. Expansion must be carried out through the implementation of new projects in the State of São Paulo that increase the Company's own installed capacity, or through the contracting of third-party power from new projects implemented in the State of São Paulo, for a period longer than five years and complying with regulatory restrictions.

Tietê start-up occurred on April 1, 1999, after the spin-off of Companhia Energética de São Paulo - Cesp.

Tietê generating units comprise the following plants:

Plant	Completion year	Number of turbines	Installed capacity MW (*)	Assured power supply Average MW (*)
Barra Bonita	1964	4	141	45
Bariri	1969	3	143	66
Ibitinga	1969	3	132	74
Promissão	1977	3	264	104
Nova Avanhandava	1985	3	347	139
Água Vermelha	1979	6	1,396	746
Caconde	1966	2	80	33
Euclides da Cunha	1960	4	109	49
Limoeiro	1958	2	32	15
Mogi-Guaçu	1994	2	7	4
Total		32	2,651	1,275

(*) Unaudited information.

2. Corporate Restructuring – Aes Group In Brazil

AES Corporation and the BNDES System, comprised of the National Economic and Social Development Bank (BNDES) and BNDES Participações S.A. executed on September 8, 2003, a Memorandum of Understanding (MOU) for restructuring debts related to the purchase of common and preferred shares of AES Elpa S.A. and AES Transgás Empreendimentos S.A.

The implementation of the restructuring provided for in the MOU was completed on December 22, 2003, with the execution by AES, certain of its subsidiaries and the BNDES, of agreements and corporate instruments whose terms and conditions are irrevocable and irreversible.

Final documents resulted in the acts and relationships described below:

(i) Formation of a new company, Brasiliana Energia S.A. (Brasiliana) (formerly Tours Holdings S.A.), a corporation established to hold and exercise, directly or indirectly, ownership control over the following operating companies: AES Tietê, Eletropaulo and AES Uruguaiana, and to assume the entire debt of AES Transgás and AES Elpa with the BNDES System.
AES and the BNDES System subscribed to the total capital of Brasiliana, in the proportion of 50.01% of voting capital and 46.15% of total capital by AES, paid up through the contribution by AES of its indirect equity interest in the aforementioned companies, and 49.99% of the voting capital and 53.84% of the total capital by the BNDES System, paid up through the conversion of part of the receivables of the BNDES System from AES Elpa and AES Transgás.

(ii) Issue by Brasiliana, of debentures convertible into common shares with collateral represented by shares owned by Brasiliana of the following companies: Eletropaulo, AES Elpa, AES Transgás, AES Uruguaiana Inc., Uruguaiana and Energia Paulista. The amount of the issue in Brazilian reais is equivalent to US$ 510,000 thousand, fully subscribed by the BNDES System and paid up with remaining receivables from AES Elpa and AES Transgás.

Also, AES and the BNDES System executed a stockholders' agreement regulating the exercise of their voting rights and reciprocal restrictions on transfers of their shares in Brasiliana, as well as rules for the management of Brasiliana's subsidiaries.

2. Corporate Restructuring – Aes Group In Brazil (Continued)

The regulatory bodies, ANEEL and the Central Bank of Brazil, analyzed and approved this operation in the aspects under their regulations.

3. Presentation of the Financial Statements

The financial statements of the Company and its subsidiary company were prepared and are presented in accordance with accounting practices adopted in Brazil, including those in Brazil's Corporation law, supplementary regulations of the Brazilian Securities Commission (CVM), and rules applicable to public utility companies by granting authorities.

The Company prepares consolidated financial statements, which include the financial statements of its subsidiary company AES Minas PCH Ltda. Among the main eliminations from the consolidation, we present the following:

- Assets and liabilities' account balances between the controlling company and the subsidiary, as well as income and expenses related to transactions
- Company's interest in Subsidiary's equity and P&L for the year.

4. Summary of Significant Accounting Practices

i) Specific utility accounting practices

Financial charges and inflation effects - in accordance with the provisions set forth in Accounting Instruction No. 6.3.10 of the Accounting Manual for Electric Power Utility Companies, interest and other financial charges, including inflation and exchange variation effects, related to third-party loans effectively applied to construction in progress, are recorded in this subgroup as expense.

Indirect costs of construction in progress - a portion of central management expenses is allocated to construction in progress on a monthly basis. This allocation is recorded based on direct costs with personnel and outsourced labor related to construction in progress.

4. Summary of Significant Accounting Practices (Continued)

i) Specific utility accounting practices (Continued)

Recording of electric power purchase and sale transactions in the Chamber for the Trading of Electric Power – CCEE (formerly Wholesale Energy Market - MAE – (spot market and free energy) - purchases and sales are recorded on the accrual basis according to information provided by CCEE, the entity in charge of the determination of purchase and sale transactions carried out within CCEE. For the months in which such information is not provided on a timely basis, the amounts are estimated by management, based on information available in the market.

ii) General accounting practices

Short-term investments - stated at cost plus income earned through the balance sheet date, not in excess of market value.

Distributors – receivables include billed amounts related to the supply of electric power, free energy, according to Law No. 10428 dated April 26, 2002, and the electric power balance of the spot market on an accrual basis.

Allowance for doubtful accounts – when applicable, is set up based on estimate of possible losses that may occur upon realization of such receivables.

Inventories – valued and recorded at average cost of acquisition. Materials for construction are classified as construction in progress.

Investment - in the subsidiary company is accounted for under the equity method. Other investments are stated at cost, not exceeding realization values.

Property, plant and equipment – stated at acquisition or construction cost. Depreciation is computed by using the straight-line method by asset category at the following annual rates: generation system assets - 2.0% to 8.3%, furniture and fixtures - 10%, and vehicles - 20%.

Loans and financing - monetarily adjusted through the balance sheet date at the index stipulated by each contract. Monetary variations, interest and other charges are allocated to financial expenses.

Provisions for contingencies and litigation - recognized based on the risk assessment of unfavorable outcomes to ongoing legal actions against the Company, supported by reports prepared by the Company's legal counsel.

(In thousands of reais – R$, except as stated otherwise)

4. Summary of Significant Accounting Practices (Continued)

ii) General accounting practices (Continued)

Supplementary retirement and pension plan - costs, contributions and actuarial liabilities are shown, at the balance sheet date, by independent actuaries, following criteria established by CVM Resolution No. 371, applicable as from December 31, 2001.

Income and social contribution taxes - calculated based on adjusted profit, as per current tax laws. For enforceability purposes, income and social contribution tax loss carryforwards can be offset up to 30% of adjusted taxable income. The Company recognizes tax credits on income and social contribution tax loss carryforwards and temporarily nondeductible provisions.

Earnings and dividends per share - calculated based on the number of shares outstanding at the balance sheet date.

Use of estimates – preparation of financial statements according to the accounting practices adopted in Brazil requires that the Company's management make estimates to record certain transactions that affect assets and liabilities, revenues and expenses, in addition to the disclosure of information on the financial statement data. The final results of those transactions and information, upon their effective realization in subsequent periods, may differ from said estimates.

iii) Change of accounting estimate

As described in Note 9, the Company changed, as from January 2004, the amortization curve for the premium arising out of the merger of the controlling company, and adopted the percentages established by ANEEL through Official Letters No. 2103/2003 and No. 87/2004.

iv) Reclassification

Reclassifications were made to the financial statements at December 31, 2003, for them to adjust to the disclosure of the year ended December 31, 2004, and since they were not considered significant, they are not described in the explanatory notes.

(In thousands of reais – R$, except as stated otherwise)

5. Short-Term Investments – Parent Company and Consolidated

At December 31, 2004, short-term investments in the parent company and consolidated, consist of current operations (maturities of less than 90 days and daily liquidity), of which 80% with an average profitability around 100% of the Interbank Deposit Certificate – CDI and the remaining 20% with an average profitability corresponding to the exchange variation.

During the year, the amount of R$ 20,543 was reclassified to noncurrent. This reclassification was made because of the intervention by the Central Bank of Brazil in Banco Santos. A provision of R$ 4,109 was set up on this amount, which is also classified under noncurrent. The Company also had an investment amounting to R$ 15,000, referred to Bank Deposit Certificates (CDB) of Banco Santos, in an exclusive financial investment fund, which was entirely written off.

6. Distributors

	Parent Company and Consolidated	
	2004	2003
	R$	R$
Contracted supply of electric power: (a)		
Elektro Eletricidade e Serviços S.A.	**6,925**	11,274
Bandeirante Energia S.A.	**4,439**	7,276
Companhia Piratininga de Força e Luz	**8,286**	9,118
Companhia Paulista de Força e Luz	**11,460**	15,827
Empresa Elétrica Bragantina S.A.	**2,041**	2,342
Companhia Nacional de Energia Elétrica S.A.	**1,967**	3,984
Subtotal	**35,118**	49,821
Spot market: (b)		
Furnas Centrais Elétricas S.A.	**-**	8,196
Centrais Elétricas de Goiás	**-**	200
Other	**1,083**	2,975
Subtotal	**1,083**	11,371
Free energy – current portion (c)	**40,218**	44,228
Total	**76,419**	105,420
Free energy – long-term portion (c)	**89,677**	86,617

(In thousands of reais – R$, except as stated otherwise)

6. **Distributors** (Continued)

(a) Power purchase agreements volumes and tariffs (purchase and sale) were determined and authorized by ANEEL.

(b) Spot market includes amounts billed related to the supply to electric power distributors:

- Furnas Centrais Elétricas S.A. electric power receivable balance refers to a delay in the beginning of commercial operations of Angra II Nuclear Plant. This balance receivable was renegotiated on July 17, 2003 through the execution of a contract, and was received in 12 monthly and consecutive installments, adjusted by the variation of the IGP-M and interest of 1% p.m.

- Spot market balance includes billed amounts related to the supply to electric power distributors, to be offset against balance payable of spot market electric power (Note No. 12) upon MAE monthly settlements.

(c) Settlement of accounts receivable from electric power distributors related to the resale of free energy occur through the reimbursement of distributors, as they recover, through a special tariff increase granted for this purpose, amounts related to free energy. This resale started in February 2003, and the Company received R$ 59,502 up to December 31, 2004 (R$ 9,190 up to December 31, 2003).

(In thousands of reais – R$, except as stated otherwise)

7. Transactions with Related Parties

Transactions carried out with related parties refer to the supply of electric power to companies listed below and the granting of a loan to the parent company:

	Parent Company		Consolidated	
	2004	2003	2004	2003
Current assets:	R$	R$	R$	R$
Accounts receivable from related parties:				
Eletropaulo Metropolitana:				
Initial contract (a)	**32,786**	25,806	**32,786**	25,806
Bilateral contract (b)	**57,772**	32,959	**57,772**	32,959
Free energy	-	3,380	-	3,380
Subtotal	**90,558**	62,145	**90,558**	62,145
AES Sul -				
Energy – spot market	-	4	-	4
Other -				
AES Tietê Empreendimentos S.A. (c)	-	32,768	-	32,768
Total	**90,558**	94,917	**90,558**	94,917
Noncurrent assets:				
Related parties:				
AES Tietê Empreendimentos S.A. (c)	-	19,132	-	19,132
Current liabilities:				
Suppliers:				
Eletropaulo Metropolitana:				
Free energy	-	4,845	-	4,845
Transactions:				
Operating revenue:				
Eletropaulo Metropolitana:				
Power purchase agreement (a)	**154,018**	182,105	**154.018**	182.105
Bilateral contract (b)	**633,570**	263,717	**633.570**	263.717
Total	**787,588**	445,822	**787.588**	445.822
Operating expense:				
AES Minas PCH Ltda.	**316**	173	-	-
Financial income:				
AES Tietê Empreendimentos S.A. (c)	**3,648**	15,569	**3.648**	15.569
Total	**3,648**	15,569	**3.648**	15.569

(In thousands of reais – R$, except as stated otherwise)

7. Transactions with Related Parties (Continued)

(a) Power purchase agreement volumes and tariffs (purchase and sale) of electric power were determined and authorized by ANEEL.

(b) In December 2000, the Company entered into a purchase and sale agreement with Eletropaulo Metropolitana Eletricidade de São Paulo S.A. (Eletropaulo) for a 15-year term. According to this agreement, the Company will sell to Eletropaulo the energy corresponding to a reduction of 25% p.a., as from 2003, in quantities established in initial agreements. Energy quantities in this agreement in 2004 correspond to 632 MW average (2003 – 315 MW average) and the tariff at December 31, 2004 is R$ 117.59 MWh (December 31, 2003 – R$ 107.28 per MWh). This agreement was approved by ANEEL.

(c) The loan agreement entered into with AES Tietê Empreendimentos S.A. (holder of 38.68% of Tietê's shares) considered the remuneration based on the variation of 100% of CDI, and had its original maturity in December 2003 and payment scheduled for up to six installments. This agreement had been approved by ANEEL and any amendment or postponement to it should be submitted to its prior approval. On July 14, 2003 an Instrument of Amendment was executed between the parties adjusting the duration of the agreement for a period of up to two years, strengthening guarantees offered and determining interest on arrears and fines for late payment. In accordance with this amendment, AES Tietê Empreendimentos S.A. offered as contractual guarantee the dividends, interest on stockholders' equity or any other stockholder remuneration to be received from AES Tietê S.A., the latter being authorized to withhold any amounts payable to AES Tietê Empreendimentos S.A. This contract was settled in August 2004.

AES TIETÊ S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003
(In thousands of reais – R$, except as stated otherwise)

8. Income and Social Contribution Taxes

	Parent Company and Consolidated			
	Assets		Liabilities	
	2004	2003	2004	2003
Current:	R$	R$	R$	R$
Income and social contribution taxes -				
Income and social contribution tax loss carryforwards	**58,259**	46,043	-	-
Deferred income and social contribution taxes –				
temporary differences	**7,201**	3,408	-	-
Income and social contribution taxes recoverable	**44**	12,823	-	-
Income and social contribution taxes payable	-	-	**38,364**	-
PIS/Cofins – payable	-	-	**9,532**	5,291
Other	**2**	314	**90**	-
Total – parent company	**65,506**	62,588	**47,986**	5,291
AES Minas PCH Ltda.	**6**	4	-	2
Total – consolidated	**65,512**	62,592	**47,986**	5,293
Noncurrent:				
Income and social contribution taxes – income and social contribution tax loss carryforward	-	49,481	-	-
Income and social contribution taxes – temporary differences	**4,724**	4,362	-	-
Total – parent company and consolidated	**4,724**	53,843	-	-

(In thousands of reais – R$, except as stated otherwise)

8. Income and Social Contribution Taxes (Continued)

a) Deferred taxes – assets relate to tax credits offsettable against future taxable income, calculated on temporarily nondeductible provisions and income and social contribution tax loss carryforwards. At December 31, deferred taxes identified by origin are as follows:

	Parent Company and Consolidated	
	2004	2003
Assets	R$	R$
Current assets:		
Social contribution tax loss carryforwards	16,299	12,188
Tax loss	41,960	33,855
Provision for loss on resale of energy purchased from Itaipu	-	2,567
Provision for profit sharing	655	610
Allowance for losses on noncurrent investments	6,546	-
Provision for research and development	-	231
Total current assets	65,460	49,451
Noncurrent assets:		
Provision for tax contingencies	2,173	1.068
Provision for labor contingencies	2,551	2,627
Provision for loss on purchase of energy from Itaipu	-	667
Social contribution tax loss carryforwards	-	13,928
Tax loss	-	35,553
Total noncurrent assets	4,724	53,843
Total	70,184	103,294

(In thousands of reais – R$, except as stated otherwise)

8. Income and Social Contribution Taxes (Continued)

b) The Company's recoverability estimate for deferred tax benefits on tax loss carryforwards and taxes recoverable is based on estimates of future taxable income, as follows:

	Parent Company 2004		
	Deferred income and social contribution tax losses	Taxes Recoverable	Total
	R$	R$ (*)	R$
2005	65,460	11,427	76,887
2006	4,724	12,290	17,014
2007	-	11,758	11,758
2008	-	11,144	11,144
2009	-	10,556	10,556
2010	-	10,043	10,043
2011 to 2029	-	106,147	106,147
Total	70,184	173,365	243,549

(*) See Note No. 9.

The assumptions used to prepare the estimates of future operating and financial results, and the Company's growth potential, were based on management's expectations related to the future of the Company and should not be used as a basis for decision making on investments.

AES TIETÊ S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003
(In thousands of reais – R$, except as stated otherwise)

8. Income and Social Contribution Taxes (Continued)

c) Income and social contribution taxes are calculated based on the statutory rates in effect at the balance sheet date. Deferred taxes relating to temporary differences and income and social contribution tax loss carryforwards are recorded under assets or liabilities.

Following are the tax calculation bases and balances:

	Parent Company			
	2004		2003	
	Corporate Income Tax	Social Contribution Tax	Corporate Income Tax	Social Contribution Tax
	R$	R$	R$	R$
Taxes on income:				
Current	(62,302)	(22,907)	(18,933)	(6,317)
Deferred	(31,335)	(11,703)	(37,901)	(14,199)
Total taxes	(93,637)	(34,610)	(56,834)	(20,516)
Computation of taxes:				
Income (loss) before taxes	419,759	419,759	272,721	272,721
Additions (deductions):				
Interest on stockholders' equity – Long-Term Interest rate - TJLP	(43,000)	(43,000)	(45,500)	(45,500)
Equity pick-up	1,121	1,121	510	510
Dividends received	(51)	(51)	-	-
Other	1,672	1,672	(395)	225
Subtotal	(40,258)	(40,258)	(45,385)	(44,765)
Basis of computation	379,501	379,501	227,336	227,956
Rate	25%	9%	25%	9%
Taxes	(94,875)	(34,155)	(56,834)	(20,516)
Tax incentives	1,717	-	-	-
Prior year adjustments	(479)	(455)	-	-
Tax expenses	(93,637)	(34,610)	(56,834)	(20,516)

(In thousands of reais – R$, except as stated otherwise)

8. Income and Social Contribution Taxes (Continued)

	Consolidated			
	2004		2003	
	Corporate Income Tax	Social Contribution Tax	Corporate Income Tax	Social Contribution Tax
	R$	R$	R$	R$
Taxes on income:				
Current	(62,302)	(22,907)	(18,933)	(6,317)
Deferred	(31,335)	(11,703)	(37,901)	(14,199)
Total taxes	(93,637)	(34,610)	(56,834)	(20,516)
Computation of taxes:				
Income (loss) before taxes	419,759	419,759	272,721	272,721
Additions (deductions):				
Interest on stockholders' equity – Long-Term Interest rate - TJLP	(43,000)	(43,000)	(45,500)	(45,500)
Dividends received	(51)	(51)	-	-
Others	1,672	1,672	115	735
Subtotal	(41,379)	(41,379)	(45,385)	(44,765)
Basis of computation	378,380	378,380	227,336	227,956
Rate	25%	9%	25%	9%
Taxes	(94,595)	(34,054)	(56,834)	(20,516)
Tax incentives	1,717	-	-	-
Provision for realization – Minas PCH	(280)	(101)	-	-
Prior year adjustments	(479)	(455)	-	-
Tax expenses	(93,637)	(34,610)	(56,834)	(20,516)

d) Deferred income and social contribution tax expenses for the year ended December 31, 2004:

	Parent Company and Consolidated		
	Corporate Income Tax	Social Contribution Tax	Total
	R$	R$	R$
Changes in the balances of deferred income and social contribution taxes:			
Tax loss	(27,448)	-	(27,448)
Social contribution tax loss carryforward	-	(9,817)	(9,817)
Temporary differences – provisions	3,413	742	4,155
Subtotal	(24,035)	(9,075)	(33,110)
Tax benefit from premium amortization (Note No. 10)	(7,300)	(2,628)	(9,928)
Total	(31,335)	(11,703)	(43,038)

(In thousands of reais – R$, except as stated otherwise)

9. Taxes Recoverable – Current and Noncurrent assets

Taxes recoverable relate to tax benefits resulting from the absorption of the parent company's premium by the Company. Changes for the year is as follows:

	Parent Company and Consolidated			
	2004			2003
	Premium	Provision	Net Amount	Net Amount
	R$	R$	R$	R$
Balances from the merger	808,303	(541,563)	266,740	266,740
Accumulated amortization	(278,818)	185,443	(93,375)	(83,447)
Balances at end of year	529,485	(356,120)	173,365	183,293
Current portion			11,427	29,922
Noncurrent portion			161,938	153,371

The premium absorbed by Tietê, as a result of the merger of its parent company, AES Gás Ltda., was based on expected future earnings and, until December 31, 2003, was being amortized over a period of ten years not based on the straight-line method, in accordance with the future earnings projection provided by an independent consulting firm at the time of the acquisition of the shares by Tietê.

On December 16, 2003, the National Electric Power Agency - ANEEL issued Administrative Rule No. 2103/2003 – SFF/ANEEL, establishing the premium amortization curve up to the end of the concession period scheduled for 2029, with amortization rates ranging from 1.4096% to 6.7052% per annum. On January 16, 2004, ANEEL issued Administrative Rule No. 87/2004-SFF/ANEEL, supplementing Administrative Rule No. 2103 and establishing that the effects of the new curve are applicable starting from 2004. Therefore, no retroactive adjustments are required.

(In thousands of reais – R$, except as stated otherwise)

9. Taxes Recoverable – Current and Noncurrent assets (Continued)

On January 13, 2004, CVM issued Administrative Rule/CVM/SEP/GEA-1 No. 012/2004, informing that: (i) the change in the classification to property, plant and equipment can be accepted, as it does not modify the essence of the operation and aligns the procedure with the requirements of the regulatory agencies, (ii) the change in the amortization period does not modify the essence of the operation, maintaining the controlling stockholder's right unchanged, as provided for in article 7 of CVM Instruction No. 319/99, and (iii) adjustments retroactive to prior years in which the Company believes that the criterion applied is correct should not be applied.

As from January 2004, the premium amortization period and respective use of tax credit started to be recorded in accordance with the new curve established by ANEEL (estimate change), as approved by the Annual Stockholders' Meeting of April 27, 2004.

In accordance with CVM Instruction No. 349, for the purposes of financial statement disclosure, the net amount of the tax benefit previously described is included under "Recoverable taxes" in current and noncurrent assets, according to the expected realization period. Since the amortization of the premium, the provision and the respective tax benefit did not impact results for the period, such amounts were reclassified to income and social contribution tax expense in the statement of operations for reporting purposes.

As permitted by CVM Instruction No. 319, a special premium reserve appearing on Tietê's stockholders' equity, related to the merger, will be used to increase the capital stock of the controlling stockholder, Tietê, as the tax benefit is realized. Tax benefit generated and recorded was R$ 93,375 at December 31, 2004 (R$ 83,447 at December 31, 2003), of which R$ 76,808 (R$ 66,880 at December 31, 2003) have been effectively realized and can be used for a capital increase.

(In thousands of reais – R$, except as stated otherwise)

10. Investments

	Parent Company		Consolidated	
	2004	**2003**	**2004**	**2003**
	R$	**R$**	**R$**	**R$**
Investment in subsidiary	**5,558**	6,679	**-**	-
Advance for future capital increase	**1,010**	-	**-**	-
Real estate held for future use	**1,520**	1,520	**1,520**	1,520
Total	**8,088**	8,199	**1,520**	1,520

AES Minas PCH Ltda. is an operating company with a concession giving it the right to operate small hydroelectric plants (PCH). In March 2002, the Company purchased all of the units of interest of AES Minas PCH Ltda. for R$ 6,490 and in October 2003 the Company increased the subsidiary's capital by R$ 873, with the subscription of 873,000 new units of interest.

Information on investments in subsidiary companies accounted for under the equity method:

	2004	2003
Number of units of interest held	**7,363,000**	7,363,000
Ownership interest	**99.99%**	99.99%
Capital - R$	**7,363**	7,363
Stockholders' equity - R$	**5,558**	6,679
Loss for the year - R$	**(1,121)**	(510)

(In thousands of reais – R$, except as stated otherwise)

11. Property, Plant and Equipment

a) Property, plant and equipment is as follows:

	Parent company and consolidated				Parent company and consolidated
	2004				2003
	Monetarily adjusted cost	Interest and financial charges during construction	Accumulated depreciation	Net	Net
	R$	R$	R$	R$	R$
Average annual depreciation rate				2.35%	5.5%
Intangible assets	2,941	1	-	2,942	2,800
Land	87,300	63,728	-	151,028	151,028
Reservoirs, dams and aqueducts	977,380	729,101	(952,992)	753,489	786,039
Buildings, construction and improvements	202,788	159,432	(242,310)	119,910	128,743
Machinery and equipment	333,571	267,290	(378,642)	222,219	237,929
Vehicles	1,872	-	(1,273)	599	1,033
Furniture and fixtures	9,452	-	(3,916)	5,536	5,733
In operation	1,615,304	1,219,552	(1,579,133)	1,255,723	1,313,305
In progress	27,055	-	-	27,055	14,828
Special obligations	(4,781)	-	-	(4,781)	(4,781)
Total – Parent company	1,637,578	1,219,522	(1,579,133)	1,277,997	1,323,352
AES Minas PCH Ltda.:					
In operation	4,876	-	(209)	4,667	4,674
In progress	65	-	-	65	5
Total – Parent company	4,941	-	(209)	4,732	4,679
Total – Consolidated	1,642,519	1,219,552	(1,579,342)	1,282,729	1,328,031

b) Depreciation

The Company uses depreciation rates by asset category, established by ANEEL Resolutions No. 002 and No. 44, of December 24, 1997 and March 18, 1999, respectively.

(In thousands of reais – R$, except as stated otherwise)

11. Property, Plant and Equipment (Continued)

b) Depreciation (Continued)

Under the prevailing legislation, depreciation is computed and recorded as from the date assets and installations transferred to property, plant and equipment in service start operating.

c) Assets linked to the concession

Assets and installations used in the generation, transmission, distribution and sale of electric energy are linked to these services and cannot be removed, sold, assigned or pledged as mortgage guarantees without the prior and express authorization of regulatory bodies.

d) Return of assets to government

According to item 2, clause 11, of concession agreement No. 92/99 entered into between Tietê and ANEEL on December 20, 1999, when the concession agreement expires, the assets and installations associated with the independent power generation in the hydroelectric plants will revert to the government, upon reimbursement for investments made but not yet amortized, provided that such investments have been authorized and computed by ANEEL's audit.

e) New concessions

In accordance with ANEEL Resolution No. 665, dated December 26, 2001, Tietê has been granted a concession to operate the PCH Carrapatos small hydroelectric plant, located in the municipality of Caconde, State of São Paulo. According to the timetable included in the Resolution, beginning of construction work and commercial start-up of the first unit were expected to occur on January 15, 2002 and October 31, 2003, respectively. So far, the Company has not obtained the environmental permits to start the construction work. Installed capacity of this small power station will be 21.6 MW.

f) Special obligations (original amount from the CESP spin-off)

Refer to contributions from consumers to finance projects required to meet energy demand. These obligations will be settled as determined by the granting authority.

(In thousands of reais – R$, except as stated otherwise)

11. Property, Plant and Equipment (Continued)

g) Write-off of assets from Cesp

During 2003, it was noted that some assets had been transferred to Government Agencies before the Company's privatization. Management performed the write-off of such assets in the amount of R$ 23,462, and made corresponding record under nonoperating expense.

12. Suppliers

Suppliers' breakdown is as follows:

	Parent company and consolidated	
	2004	**2003**
	R$	**R$**
Current:		
Provision for spot market and free energy (*)	**39,440**	37,145
Connection charges	**72**	2,796
Use of transmission system agreement - CUST	**3,373**	1,544
Materials and services	**4,524**	4,345
Total – parent company	**47,409**	45,830
AES Minas PCH Ltda.	**4**	7
Total – consolidated	**47,413**	45,837
Noncurrent:		
Provision for spot market and free energy (*)	**61,792**	89,319

(*) See Note No. 21.

(In thousands of reais – R$, except as stated otherwise)

13. Loans and Financing

Loans and financing are as follows:

	Parent company and consolidated			
	2004			
	Charges	Principal		
	Current	Current	Noncurrent	Total
	R$	R$	R$	R$
Centrais Elétricas Brasileiras - Eletrobrás	**6,071**	**123,481**	**1,431,016**	**1,560,568**

	Parent company and consolidated			
	2003			
	Charges	Principal		
	Current	Current	Noncurrent	Total
	R$	R$	R$	R$
Centrais Elétricas Brasileiras - Eletrobrás	6,080	99,774	1,382,908	1,488,762

Contract entered into between Tietê and Eletrobrás, as a result of CESP merger. The balance is updated based on the variation of the General Market Price Index – IGPM, plus interest of 10% p.a., with monthly amortizations and final payment due on May 15, 2013.

This contract stipulates that the Company's revenue shall secure past-due amounts, through a restricted bank account, subject to withdrawal by legal representatives of the creditor.

At December 31, 2004, maturities of the noncurrent portion of loans and financing are as follows:

(In thousands of reais – R$, except as stated otherwise)

13. Loans and Financing (Continued)

	Parent company and consolidated
	2004
	R$
2005	**123,480**
2006	**137,097**
2007	**151,453**
2008	**167,312**
2009	**184,832**
After 2009	**790,323**
Total	**1,554,497**

14. Accrued Liabilities

	Parent company and consolidated	
	2004	**2003**
	R$	**R$**
Current:		
Reversionary interest invested	**23**	23
Accrual for vacation pay and related charges	**3,213**	2,260
Provision for profit sharing	**1,925**	1,793
Fines and Interest	**2,872**	-
Other provisions	**2,784**	676
Total – parent company	**10,817**	4,752
AES Minas PCH Ltda.	**-**	41
Total – consolidated	**10,817**	4,793
Noncurrent:		
Extraordinary Tariff Increase (RTE) – monetary restatement	**-**	1,594
Total – parent company	**-**	1,594
AES Minas PCH Ltda.	**75**	-
Total – consolidated	**75**	1,594

(In thousands of reais – R$, except as stated otherwise)

15. Provisions for Litigations and Contingencies

	Parent company and consolidated	
	2004	**2003**
	R$	**R$**
Current:		
Provision for losses on the resale of energy purchased from Itaipu (Note No. 17)	**18,923**	19.278
Other	**53**	-
Total	**18,976**	19.278
Noncurrent:		
Labor (a)	**7,502**	7,725
PIS/Cofins (b)	**8,691**	3,142
Provision for losses on the resale of energy purchased from Itaipu (Note No. 17)	**-**	1,962
Total	**16,193**	12,829

(a) There are labor claims against the Company, the amounts of which have not yet been determined. Based on legal counsel's opinion, management considers the accrued amounts to be sufficient to cover potential losses.

(b) The Company challenged in court the constitutionality of the increase in the Cofins rate from 2% to 3%, introduced by Law No. 9.718, of November 27, 1998. In September 2003, the Company filed a request for withdrawing the claim, in the light of unfavorable rulings in lawsuits of the same nature, offsetting the contingency in the amount of R$ 19,520 against the respective escrow deposits.

The Company is still challenging the inclusion of other operating income in the tax calculation basis for both Cofins and PIS. Until a final ruling on the matter is handed, the payments under dispute are deposited in an escrow account on a monthly basis. With the enactment of Law No. 10.637, of December 30, 2002, the Company is making regular payments of the amounts related to the increase in the PIS calculation basis and in the Cofins rate.

(c) On January 23, 2003, a court injunction was obtained giving the Company the right not to purchase the electric power from Itaipu. This court injunction was revoked on September 26, 2003 and re-established on September 30, 2003. On October 1, 2004, the High Court suspended the injunction. On October 5, 2004, the Company filed a special appeal against such decision. Taking into consideration that this process is still pending, Company management decided to maintain the balance of such provision .

(In thousands of reais – R$, except as stated otherwise)

15. Provisions for Litigations and Contingencies (Continued)

In December 2004, ANEEL issued a Technical Note, changing the distribution of Itaipu quotas for 2005 as from January 2005. The distribution of quotas started to be made only among distributors, i.e., if the Company is a generating distributor, it no longer holds Itaipu quotas.

ANEEL issued the Assessment Notice No. 06/2002, dated December 22, 2002, in the amount of R$ 7,391, challenging the Company's capital reduction in the amount of R$ 160,000 on June 14, 2002. Management presented an administrative defense to ANEEL and considers, based on the opinion of its legal counsel, that the likelihood of loss at trial is rated as possible. Consequently, management decided not to recognize an accrual related to this process.

16. Capital and Reserves

a) Capital

Authorized capital is R$ 4,600,000, of which R$ 2,383,260 in common shares and R$ 2,216,740 in preferred shares. Paid-up capital at December 31, 2004 is R$ 147,416, represented by 93,698,262 thousand shares, divided into 48,541,652 thousand common shares and 45,156,610 thousand preferred shares, all registered book-entry shares, without par value.

Preferred shares do not have voting rights and are not redeemable. However, holders of the preferred stock have priority in the redemption of capital and are entitled to noncumulative dividends 10% greater than those for common shares, and to participate in capital increases, as a result of the capitalization of reserves and profits, under the same conditions as the holders of common shares, except for the special reserve for premium, which will be capitalized in favor of the controlling stockholder (see note 9).

(In thousands of reais – R$, except as stated otherwise)

16. Capital and Reserves (Continued)

b) Reserves

	Parent Company	
	2004	2003
Breakdown of reserves:	R$	R$
Capital reserves:		
Special reserve for premium upon merger	**266,740**	266,740
Interest on construction in progress - own capital	**17,613**	17,613
Other	**2,204**	2,204
	286,557	286,557
Income reserve:		
Legal reserve	**24,347**	9,769

c) Annual Stockholders' Meeting held on April 27, 2004

The Annual Stockholders' Meeting held on April 27, 2004 approved the payment of dividends remaining from the year ended December 31, 2003, in the amount of R$ 87,435, corresponding to R$ 0.890251 per thousand common shares and R$ 0.979276 per thousand preferred shares.

d) During the Meeting of the Board of Directors held on July 19, 2004 the Board Members approved the payment of dividends in the amount of R$ 66,625, corresponding to 50% of the net income determined at June 30, 2004, of which R$ 0.678370 per thousand common shares and R$ 0.746207 per thousand preferred shares. It was also explained that dividends due to the controlling stockholder (AES Tietê Empreendimentos S.A.) were withheld at the Company for payment of the intercompany loan agreement entered into in December 2002, as provided for in the 1st Amendment to the Intercompany Loan Agreement.

e) During the Meeting of the Board of Directors held on November 10, 2004, the Board Members approved the payment of R$ 66,184, corresponding to 95% of the net income determined for the quarter ended at September 30, 2004, net of legal reserve of 5%. Said amount was paid as follows: (i) R$ 23,184, as dividends, exempt from withholding tax, of which R$ 0.236054 per thousand common shares and R$ 0.259659 per thousand preferred shares; and (ii) R$ 43,000 as interest on stockholders' equity, of which R$ 0.437820 per thousand common shares and R$ 0.481602 per thousand preferred shares. The payment of remaining dividends related to the 1st half of 2004 was also approved, in the amount of R$ 66,625, net of legal reserve of 5%, exempt from withholding tax, of which R$ 0.678370 per thousand common shares and R$ 0.746207 per thousand preferred shares.

(In thousands of reais – R$, except as stated otherwise)

17. Supply, Purchase and Transmission of Electric Power

	Parent company and consolidated			
	2004		2003	
	MWh (*)	R$	MWh (*)	R$
Electricity generated by Company/other:				
Power purchase agreements	5.543.938	418.235	8.297.580	536.211
Bilateral contract	5.561.357	619.354	2.759.400	263.717
Free energy and spot market	-	10.642	-	13.745
Total – parent company	11.105.295	1.048.231	11.056.980	813.673
AES Minas PCH Ltda.	-	73	-	177
Total – consolidated	11.105.295	1.048.304	11.056.980	813.850
Electricity purchased:				
Itaipu – resale	254.751	6.584	254.794	1.705
Bilateral contracts	293.592	12.464	-	-
Free energy and spot market	-	17.349	-	22.265
Transmission charges	-	28.767	-	12.005
Connection charges	-	12.904	-	22.149
Total – parent company	548.343	78.068	15.357	58.124
AES Minas PCH Ltda. - elimination	-	(316)	-	(173)
Total – consolidated	548.343	77.752	15.357	57.951

(*) Unaudited information.

a) Up to January 23, 2003, the Company purchased an average of 36 MW per month from Itaipu, in order to serve certain distribution companies. This transaction was not considered as a "pass-through" purchase; consequently, the Company was obliged to purchase the electric energy from Itaipu at a tariff denominated in U.S. dollars and sell it to the distribution companies at a tariff denominated in Brazilian reais. This transaction generated a monthly loss of approximately R$ 570. The Company has a provision for losses on the sale of energy purchased from Itaipu in the amount of R$18,923 (Note No. 15.c.).

b) As a result of the increase in the PIS/COFINS rate for long-term contracts, as established by Ruling No. 468/04, of November 8, 2004, the Company invoiced to Eletropaulo the amount of R$ 16, 230, related to the portion of said increase on the bilateral contract. As a consequence of the negotiation for receipt of the referred to amount, a 100% provision was set up.

(In thousands of reais – R$, except as stated otherwise)

18. Operating Expenses

	Parent company and consolidated	
	2004	2003
	R$	R$
General and Administrative Expenses:		
Personnel	**9,616**	11,485
Materials	**179**	(20)
Outsourced services	**12,293**	9,069
Depreciation and amortization	**273**	240
Operating provisions	**4,110**	2,192
Total – parent company	**26,471**	22,966
AES Minas PCH Ltda.	**591**	158
Total – consolidated	**27,062**	23,124

	Parent company and consolidated	
	2004	2003
	R$	R$
Other Operating Expenses:		
Business license fee	**3,776**	3,237
Rent	**905**	536
Donations	**138**	409
Other	**685**	1,030
Total – parent company	**5,504**	5,212
AES Minas PCH Ltda.	**33**	9
Total – consolidated	**5,537**	5,221

19. Supplementary Retirement and Pension Plan

Retirement and pension benefits

Tietê sponsors a retirement and pension plan for its active and former employees, and their beneficiaries, for the purpose of supplementing the retirement and pension benefits provided by the government. The plan adopts a mixed system, i.e., 70% relates to defined benefit and 30% to defined contribution.

(In thousands of reais – R$, except as stated otherwise)

19. Supplementary Retirement and Pension Plan (Continued)

Retirement and pension benefits (Continued)

Based on the actuarial valuation made by independent actuaries at December 31, 2004 under the criteria set forth in CVM Resolution No. 371, there are no further liabilities to be recorded at the balance sheet date of Tietê, other than those already recorded under debt acknowledgements or loans related to reserve retention, the contracts of which were signed before the privatization of the Company; the related amounts are detailed under "Financial transactions with Fundação CESP".

Actuarial valuation prepared by independent actuaries

a) Actuarial assumptions:

	Rate	
	Actual	**Nominal**
Economic assumptions:		
Discount rate	8.01% p.a.	12.33% p.a.
Expected rate of return on plan assets (investments)	8.01% p.a.	12.33% p.a.
Future salary increase rates	3% p.a.	7.12% p.a.
Rate of increase in benefits	0% p.a.	4% p.a.
Expected rate of inflation	4% p.a.	4% p.a.
Demographic assumptions:		
Mortality table	UP 94 forward 1 year	
Disability table	Mercer Table	
Disability mortality rate	IAPB 57	
Turnover	0.30 (Service + 1)	

b) Actuarial valuation

	Parent company and consolidated	
	2004	**2003**
	R$	**R$**
Actuarial present value of benefit obligations	**111,834**	122,494
Plan assets at fair value	**(112,535)**	(87,602)
Unfunded obligation	**(701)**	34,892
Actuarial gain (loss) not recognized	**19,279**	(11,614)
Liability to be recognized in the balance sheet	**18,578**	23,278
Liability recognized in the balance sheet (A)	**25,155**	31,080
Asset (surplus) not recognized in the balance sheet (*)	**6,577**	7,802

(*) These amounts are not recognized as assets by the Company due to a debt acknowledgement contract signed before the privatization of the former CESP.

(In thousands of reais – R$, except as stated otherwise)

19. Supplementary Retirement and Pension Plan (Continued)

c) Accounting reconciliation of recognized liability (current and noncurrent):

	Parent company and consolidated	
	2004	2003
	R$	R$
Beginning balance	31,080	32,360
Expenses for the year	2,946	1,207
Other expenses	-	3,775
Contributions paid/debt amortizations	(8,871)	(6,262)
Ending balance (A)	25,155	31,080

d) Financial transactions with Fundação Cesp

Financial transactions with Fundação CESP (entity that administers the pension plan), recorded in current and noncurrent liabilities, are summarized as follows:

	Parent company and consolidated			Parent company and consolidated		
	2004			2003		
	Current	Non current	Total	Current	Non current	Total
	R$	R$	R$	R$	R$	R$
Fundação Cesp II (1)	4,717	-	4,717	3,856	4,206	8,062
Fundação Cesp III (2)	1,524	18,914	20,438	1,374	21,644	23,018
Total (A)	6,241	18,914	25,155	5,230	25,850	31,080

(1) Loans related to reserve retentions, with final payment due on November 30, 2005, subject to charges based on the higher of the actuarial cost increase of the supplementary retirement and pension plan sponsored by the Company, or the interest reference index (TR) plus interest of 8% per annum, added monthly to the principal amount.

(In thousands of reais – R$, except as stated otherwise)

19. Supplementary Retirement and Pension Plan (Continued)

d) Financial transactions with Fundação Cesp (Continued)

(2) Contract for acknowledgement of debt to finance the actuarial deficit relating to the settled proportional supplementary benefit (BSPS), with final payment due on November 30, 2017. The balance of this contract is adjusted based on the higher of the actuarial cost increase or the general price index (IGP-DI) plus interest of 6% per annum.

e) Expenses to be recognized

Amounts estimated for 2005 are as follows:

	Parent company and consolidated R$
Cost of current service (plus interest)	1,479
Interest on actuarial obligations	13,338
Calculated plan assets income (loss)	(13,920)
Amortization of actuarial (gains) losses	(49)
Subtotal	636
Expected employee contributions	(433)
Total net expense	203
Administrative expenses	145
Total expense	348

20. Financial Instruments

The Company's operations consist of the generation, purchase and sale of electric energy to electric energy distribution companies. Sales are made under the so-called "Power purchase agreements", entered into prior to the privatization of the Company, and the so-called "bilateral contracts", which establish the quantity and price of electric energy. The sales price is adjusted annually based on the IGP-M variation. Potential differences between the quantity of energy generated and the sum of quantities sold under contracts (excess or shortage) are adjusted based on the market rules and settled in the spot market (MAE). The main market risk factors affecting the Company's business are summarized as follows:

(In thousands of reais – R$, except as stated otherwise)

20. Financial Instruments (Continued)

a) Credit risk: sales of electricity under Power purchase agreements are secured by receivables from distribution companies, with the Company having the right to request that the bank accounts of its customers (distributors) be blocked until receivables are fully collected.

b) Price risk: the price of electricity sold to distribution companies is presently in line with the prices established in the Power purchase agreements (average price in 2004 - R$ 75.44/MWh and 2003 - R$ 64.62/MWh), entered into before the Company's privatization, and in the bilateral contracts (average price in 2004 - R$ 111,36/MWh), where prices approximate the price established by regulatory authorities and are approved by ANEEL. Potential excess or shortage of energy in relation to the quantities set forth in the initial and bilateral contracts will have a price determined in the spot market (MAE).

c) Interest and index rate risk: the financial charges on the Company's principal loan correspond to interest of 10% per annum plus the IGP-M variation. Consequently, the Company's results are affected by the variation of this price index. The impact of the IGP-M on loans is minimized, partially, by the Power purchase agreement annual tariff increase, which is also determined based on the IGP-M variation.

d) Exchange rate risk: a portion of the short-term investment balance which is affected by the exchange rate market risk factor (US dollar).

Financial instruments in the balance sheet

- Short-term investments consist of highly-liquid investment funds and are adjusted to the value of the investment fund quotas at December 31, 2004.

- Loans and financing are represented by the loan obtained from Centrais Elétricas Brasileiras - Eletrobrás, subject to the IGP-M variation plus interest of 10% per annum, due on May 15, 2013. Market value approximates the book value.

(In thousands of reais – R$, except as stated otherwise)

20. Financial Instruments (Continued)

- Obligations to Fundação CESP relate to a loan contract for reserve retentions, with final payment on November 30, 2005, adjusted by the higher of the TR index plus 8% per annum or actuarial cost increases, and to a debt acknowledgement agreement to finance the actuarial deficit, with final payment due on November 30, 2017, adjusted by the higher of the TR index plus 8% per annum or actuarial cost increases. The book balance of this debt is R$ 25,155 at December 31, 2004 and its respective market value is estimated at R$ 19,786.

21. Regulatory Matters

Overall Agreement for The Electric Energy Sector

The Emergency Energy Rationing Plan was introduced by Provisional Measure No. 2198, on August 24, 2001, and the objective was to balance energy demand and supply, thus avoiding untimely or unforeseen interruptions in the supply of electric power. Estimated energy reduction resulting from this program was, on average, 20% in relation to consumption during May, June and July 2000. This program remained in force from June 2001 through March 1, 2002, occasion when the government considered the hydrological situation normalized.

As a result of such forced reduction in demand due to State intervention, profit margins of electric energy distribution and generating companies decreased, as the physical and personnel structure of such companies could not be shrunk to the same proportion as the reduction in consumption estimated by the referred to program. Consequently, fixed costs and financing charges were maintained without the corresponding revenues.

In December 2001, in order to solve the issue, Government and electric utility companies entered into an Overall Agreement for the Electric Energy Sector with electric energy distribution and generating companies to restore the economic-financial equilibrium of existing contracts and increase revenues during the period of effectiveness of the Rationing Program.

(In thousands of reais – R$, except as stated otherwise)

21. Regulatory Matters (Continued)

Overall Agreement for The Electric Energy Sector (Continued)

The main resolutions approved by Law No. 10438, of April 26, 2002, that impact generating companies are shown below:

a) The distribution companies covered by the "Extraordinary Tariff Increase" (RTE) must pay the amounts included in the Power Purchase Agreements, and equivalent instruments, to generating companies, with reduction proportional to that adopted for the distribution companies, that is, 2.3%. On August 13, 2002, ANEEL informed the Company that the reduction factor was changed from 2.3% to 6.3%.

b) The portion of the cost to purchase electric energy in the MAE related to the repurchase of excess power under Power purchase agreements and equivalent instruments, until the end of the energy rationing period, will be passed on to consumers covered by the National Interconnected Electric System and received by generating companies by means of the RTE. From March to December 2002, the generating companies purchased the excess power from distributors under Power purchase agreements for R$ 79.26/MWh.

c) The portion of the cost to purchase electric energy in the MAE (free energy), until the end of energy rationing, in excess of R$ 49.26/MWh, will be passed on to consumers covered by the National Interconnected Electric System and received by generating companies by means of the RTE.

In order to avoid broad dispute over the repurchase of excess power under Power purchase agreements and equivalent instruments, including Repurchase agreements, the portion of cost related to purchase of electric energy in the CCEE, incurred until December 2002, resulting from reduction in the generation of electric energy for plants participating in the Energy Reallocation Mechanism (MRE) and considered in Power purchase agreements and equivalent instruments, was passed on to consumers covered by the National Interconnected Electric System. In connection with the adoption of Annex V of Power purchase agreements, distribution and generating companies signed an amendment to such agreements, as a necessary condition for approval by ANEEL of the amount referring to the extraordinary tariff increase of revenues during the rationing period, as defined by ANEEL Resolution, which included an addendum superseding Annex V.

(In thousands of reais – R$, except as stated otherwise)

21. **Regulatory Matters** (Continued)

Overall Agreement for The Electric Energy Sector (Continued)

The method adopted to collect amounts related to items (a), (b) and (c), which are called free energy, is the "Extraordinary Tariff Increase" (RTE), i.e., the distribution companies include in the tariffs charged an additional rate of 2.9% for residential consumers and of 7.9% for the other consumers for a period established by ANEEL for relevant recovery. Generating companies receive part of these amounts monthly under a Resale agreement. For each additional R$ 1.00 collected in the electricity bills for purposes of RTE, 73.46% is used for the payment of the free energy balance to generating companies. The amount collected monthly is proportionally passed on to generating companies in the form of reimbursement. The free energy balances are updated based on the Selic (special system for settlement and custody) variation, plus interest of 1% per year.

Free energy receivable and payable balances at December 31, 2004 are as follows:

	Number of instrument of approval	Amount approved	Accumulated interest until Dec. 31, 2004	Amount amortized until Dec. 31, 2004	Unamortized balance at Dec. 31, 2004
Accounts receivable from distributors	Resolution No. 01/04 and 45/04	143,298	46,099	(59,502)	129,895
Accounts payable to suppliers	Resolution No. 01/04 and 45/04	120,430	21,076	(50,378)	91,128
Net balance		22,868	25,023	(9,124)	38,767

As per detailed study carried out by the Company management, the time determined by ANEEL for distribution companies to recover the RTE and pay the generating companies is considered sufficient for the recovery of free energy recorded by the Company.

The BNDES approved a credit line equivalent to 90% of the loss recovery amounts resulting from the Emergency Energy Rationing Plan. The amount receivable of R$ 120,430 is pending release by BNDES.

(In thousands of reais – R$, except as stated otherwise)

21. Regulatory Matters (Continued)

Spot Market Energy – CCEE

At December 31, 2004, the balance of the distributors account (Note 7) and/or suppliers (Note 13) includes the recording of amounts related to the purchase and sale of spot market energy, in the amount receivable of R$ 1,083 (R$ 2,795 at December 31, 2003) and in the amount payable of R$ 1,120 (R$ 3,558 at December 31, 2003), based on calculations made and disclosed monthly by CCEE. In accordance with the rules in force, the spot market energy transactions not settled on the due dates must be negotiated bilaterally between the market agents. The spot market energy and the free energy amounts connected to purchase and sale transactions carried out during the period from September 1, 2000 and December 31, 2002 may be subject to changes depending on the outcome of judicial proceedings pending judgment, filed by certain companies in the sector, most of which challenging the interpretation of market rules in effect during that period. Such companies, not included in the rationing area, obtained injunction that revoked the effect of ANEEL Dispatch No. 288, dated May 16, 2002, the objective of which was the explanation to sector companies of the treatment and the form of adoption of certain CCEE accounting rules, included in the Overall Agreement for the Electric Energy Sector. The proceedings of said companies, situated in the Southern region, involve, among other matters, the purchase and sale of Itaipu quotas in the Southeastern/Central-Western submarkets, especially during the rationing period in 2001, when there were significant spot market energy price differences between both submarkets. The original amounts pending judgment connected to the referred to period are: (a) R$ 49,753 (sales); (b) 281,749 (purchases and charges on system service). Of this total, the net amount receivable of R$ 111,546 had already been settled by December 31, 2003, and of the remaining balance payable of R$ 120,430, 96.5% was subject to agreement with creditors in the CCEE, and is being amortized in up to 49 monthly and consecutive installments as from January 2004, plus Selic variation and interest of 1% p.a.; 1.5% has been settled during 2004 and 2.0% is being negotiated.

(In thousands of reais – R$, except as stated otherwise)

21. Regulatory Matters (Continued)

Impacts of the New Model For the Electric Energy Sector

Trading of Electric Energy and Granting of Concessions

At July 30, 2004, the Federal Government issued Decree No. 5163, which (i) regulates the trading of electric energy in the Free and Regulated Contracting Environments and (ii) establishes the process for granting of concessions and authorizations for generation of electric energy. Its main provisions refer to

- General electric energy trading rules;
- Trading of electric energy in the Free and Regulated Contracting Environment (including rules on information and declaration of electric energy requirement, auction for purchase of electric energy, electric energy purchase and sale agreements, and passing on to consumer tariffs);
- Trading and settlement of differences in the spot market; and
- Granting of concession.

Monitoring Committee of the Electric Power Sector – CMSE

On August 9, 2004, the Federal Government issued Decree No. 5175, which created the Monitoring Committee of the Electric Power Sector – CMSE, presided and coordinated by the Ministry of Mines and Energy (MME) and composed of ANEEL, National Petroleum Agency, CCEE, EPE (Energy Research Company) and ONS representatives. The main attributions of the CMSE will be to: (i) monitor the electric sector activities, (ii) evaluate the supply conditions and service the electric energy market and (iii) prepare proposals of preventive or corrective measures with the objective of maintaining or recovering security in the electroenergetic supply and service, forwarding them to the National Commission for Energy Policy (CNPE).

Chamber for the Trading of Electric Power – CCEE

The MAE will be dissolved and its activities will be absorbed by the new CCEE within 90 days of the issuance of Decree No. 5177, dated August 12, 2004.

As per the referred to Decree, CCEE will be set up as a private corporate entity, regulated and inspected by ANEEL.

21. Regulatory Matters (Continued)

Chamber for the Trading of Electric Power – CCEE (Continued)

The purpose of CCEE is to make feasible the trading of electric energy in the National Interconnected System, promoting electric energy purchase and sale auctions, with ANEEL authorization. CCEE will be responsible for (i) the registration of all Electric Energy Trading Contracts in the Regulated Environment (CCEAR) and the contracts resulting from adjustment auctions and from power and energy amounts of contracts entered into in the Free Contracting Environment (ACL), and (ii) the recording and settlement of electric energy amounts traded in the spot market, among other attributions.

CCEE will comprise concessionaires, permittees and authorized electric energy service companies, and by free consumers. Its board of directors will be composed of five members, four of whom will be indicated by the referred to agents, and one by the MME, the latter being the chairman.

Energy Research Company – EPE

On August 16, 2004, by means of Decree No. 5184, Federal Government created the Energy Research Company (EPE) and approved its articles of incorporation. EPE is a public federal company, and is responsible for carrying out studies and researches that offer support to the energy sector planning, including electric energy industries, oil, natural gas and derivatives, mineral coal, renewable energy sources, in addition to the energy efficiency area. Studies and researches developed by EPE will help with the preparation, planning and implementation of MME measures in the national energy policy scope.

Impacts of the First Energy Purchase and Sale Auction

Company management believes that this new model has not and will not cause significant impacts on its operations in the short and medium terms, mainly in view of the commitment already assumed by the current government of ensuring the fulfillment of the power purchase agreements and bilateral contracts previously executed.

(In thousands of reais – R$, except as stated otherwise)

22. Insurance (Unaudited)

At December 31, 2004, insurance coverage is considered sufficient by management to cover any damages and comprehensive general liability is summarized as follows:

Risk	Effectiveness		Amount	
	From	**To**	**Insured**	**Premium**
Operating risks	04/04/04	04/04/05	578,600	4,445
Comprehensive general liability	06/01/04	06/01/05	32,197	505
Comprehensive general liability – Officers	10/18/04	10/18/05	14,308	201

(In thousands of reais – R$, except as stated otherwise)

23. Supplementary Information

a) Statements of cash flow of the parent company for the years ended December 31, 2004 and 2003:

	2004 R$	2003 R$
Net income (loss) for the year	**291,512**	195,371
Expenses (income) not affecting cash:		
Depreciation	**63,449**	64,117
Monetary restatement	**177,003**	108,104
Provision for litigation and contingencies	**5,326**	2,761
Write off assets and rights from asset accounts	**74**	23,583
Equity pick-up	**1,121**	510
Deferred income and social contribution taxes	**43,038**	52,100
Changes in current and noncurrent assets:		
Distributors	**25,941**	64,403
Receivables from related parties	**4,530**	(37,702)
Income and social contribution taxes	**13,090**	9,773
Inventories	**(228)**	181
Guarantees and deposits linked to other credits	**(20,032)**	(1,428)
Prepaid expenses	**(814)**	(1,412)
Changes in current and noncurrent liabilities:		
Suppliers	**(28,261)**	(133,477)
Payroll	**714**	(187)
Income and social contribution taxes	**42,695**	544
Accrued liabilities	**4,471**	3,472
Consumer charges payable	**1,164**	1,599
Total operating activities	**624,793**	352,312
Investment activities:		
Purchase of property, plant and equipment	**(17,668)**	(8,923)
Increase in investments	**(1,010)**	(273)
Increase in deferred charges	**(4,056)**	(3,441)
Total investment activities	**(22,734)**	(12,637)
Financing activities:		
Dividends, capital decrease and interest on stockholders' equity paid	**(286,660)**	(98,097)
Loan to related parties	**18,960**	34,300
Loan repayments	**(111,123)**	(82,254)
Total financing activities	**(378,823)**	(146,051)
Changes in the balance of cash and cash equivalents	**223,236**	193,624
Cash and cash equivalents at beginning of year	**266,183**	72,559
Cash and cash equivalents at end of year	**489,419**	266,183
Supplementary information:		
	148,735	
Interest paid in the year	**10**	135,985
Taxes paid in the year	**23,455**	25,250

AES TIETÊ S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003
(In thousands of reais – R$, except as stated otherwise)

23. **Supplementary Information** (Continued)

b) Statements of added value of the parent company for the years ended December 31, 2004 and 2003:

	2004 R$	2003 R$
Revenues:		
Sale of energy and services	**1,050,231**	815,309
Nonoperating gain (loss)	**13**	(23,689)
	1,050,244	791,620
(-) Input purchased from third-parties:		
Electricity purchased for resale	**78,068**	58,124
Outsourced materials and services	**25,870**	19,417
Payment for use of water resources	**35,535**	32,438
Other operating expenses/provisions	**39,460**	32,172
	178,933	142,151
(=) Gross added value	**871,311**	649,469
(-) Repossessing portion	**63,449**	64,117
(=) Net added value	**807,862**	585,352
Financial income	**78,200**	13,479
(=) Added value to be distributed	**886,062**	598,831
Added value distributed:		
Personnel:		
Compensation	**13,957**	12,800
Social charges (other than INSS)	**2,611**	1,669
Private pension entity	**(3,362)**	358
Meal voucher/transportation voucher	**1,324**	1,015
Indemnities	**521**	330
Provisions and other	**2,803**	2,419
Medical assistance	**1,142**	880
Profit sharing	**2,703**	2,541
	21,699	22,012
Government:		
PIS/Cofins	**66,957**	33,914
INSS	**3,731**	2,991
Income and social contribution taxes	**128,247**	77,350
	198,935	114,255
Financing parties:		
Financial expenses	**157,585**	142,188
Monetary restatements - net	**216,331**	125,005
	373,916	267,193
Stockholders:		
Interest on stockholders' equity - TJLP	**43,000**	45,500
Dividends paid	**156,434**	52,667
Dividends proposed	**77,500**	87,435
Legal reserve	**14,578**	9,769
	291,512	195,371
Distributed added value	**886,062**	598,831